UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUMMER INFANT, INC.

(Name of Subject Company (issuer))

SUMMER INFANT, INC.

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

Common Stock Purchase Warrants

(Title of Class of Securities)

865646111

(CUSIP Number of Class of Securities)

Joseph Driscoll

Chief Financial Officer

Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island 02895

Phone: (401) 671-6550

Facsimile: (401) 671-6922

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Jim Redding, Esq.

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Phone: (617) 310-6000

Facsimile: (617) 310-6001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,400,000	$565

*	Calculated solely for purposes of determining the amount of the filing fee. The Transaction Valuation was calculated assuming that 18,400,000 outstanding common stock purchase warrants are being purchased at the tender offer price of $1.00 per warrant.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$565	Filing Party:	Summer Infant, Inc.
Form or Registration No.:	005-80724	Date Filed:	October 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule l4d-1	☒ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Summer Infant, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on October 9, 2007, as amended (the “Schedule TO”), in connection with the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s outstanding common stock purchase warrants (the “Warrants”). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash for the Warrants dated as of October 9, 2007 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal dated as of October 9, 2007. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Purchase.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

Items 1, 4 and 11. Summary Term Sheet, Terms of the Transaction and Additional Information

Items 1, 4 and 11 of the Offer to Purchase are hereby amended and supplemented by adding the following to the end thereof:

On November 5, 2007, Summer Infant announced that it was extending the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 5:00 p.m., Eastern Time, on Thursday, November 8, 2007. The Offer had been previously scheduled to expire at 12:00 midnight, Eastern Time, on Tuesday, November 6, 2007. The Depository has advised Summer Infant that, as of 5:00 p.m., Eastern Time, on Monday, November 5, 2007, an aggregate of approximately 14,545,420 Warrants had been tendered into, and not withdrawn from, the Offer.

Item 12.	Exhibits

Item 12 of the Tender Offer Statement is hereby amended and supplemented by adding the following exhibit:

(a)(6)(A)	Press Release issued by Summer Infant on November 5, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMER INFANT, INC.

By:	/s/ Joseph Driscoll
Joseph Driscoll
Chief Financial Officer

Dated: November 5, 2007